EATON VANCE MANAGEMENT The Eaton Vance Building 255 State Street Boston, MA 02109 Telephone: (617) 482-8260 Telecopy: (617) 338-8054

February 26, 2009

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Eaton Vance Mutual Funds Trust
Post-Effective Amendment No. 139 (1933 Act File No. 2-90946)
Counsel's Representation Pursuant to Rule 485(b)(4)

Ladies and Gentlemen:

     As internal counsel of Eaton Vance Mutual Funds Trust (the "Registrant"), I have reviewed the above-mentioned post-effective amendment to the Registrant's Registration Statement on Form N-1A being transmitted electronically concurrently herewith, which amendment will become effective on the date set forth on the facing sheet of the amendment, pursuant to Rule 485(b)(4) under the Securities Act of 1933. It is my view that the amendment does not contain disclosure which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours, /s/ Katy D. Burke Katy D. Burke, Esq. Vice President